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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 2003

Commission File Number:  000-49605

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2

(Address of principal executive offices)

1. News releases 4-18, 4-19, 4-20, 4-21, 4-22, 4-23

2. Material change reports, 4-18, 4-19, 4-20, 4-22

3. CEO and CFO certifications

3. Quarterly financials and management's analysis and discussion

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 6, 2004 TSX Venture Exchange: CMD Shares Issued: 24,451,117 News Release #04-18

COMMANDER INTERSECTS GOLD ON BAFFIN ISLAND

Vancouver, July 6, 2004 - Commander Resources Ltd. (CMD-TSX Venture) announces results from the first nine drill holes of the 2004 drill program on the Malrok Zone, Qimmiq Project, Baffin Island, Nunavut. Intersections included 15.12 g/t Au over 3.0 metres in hole MND-04-04 and 8.41 g/t Au over 4.23 metres in hole MND-04-05. These intersections were 110 metres and 125 metres, respectively, down-dip from the 2003 channel samples and at depths of less than 30 metres from surface.

The primary objective─to encounter near-surface high-grade gold mineralization down-dip from the high-grade surface samples─was a success.  The mineralizing system and the potential for high-grade gold remains open north, south and down-dip to the east from the current drilling.

This is the first drilling ever completed on the 140 kilometre long property which contains at least nine gold prospects hosted by a 1.9 billion year old “silicate-facies iron formation.”

To date, 20 holes have been completed at Malrok.  The current results are from the first nine holes:

	Grid Co-ordinates				Sample Assays
Hole #	East	North	Azimuth (geo)	Inclin-ation (0)		From (m)	To (m)	Interval Width (m)	Gold grade (g/t)
MND-04-01	1904	1510	320	-60		0.00	6.00	6.00	1.73*
MND-04-02	1881	1486	320	-60		3.00	6.00	3.00	1.10*
MND- 04-03	1937	1463	320	-60		17.00	19.42	2.42	4.72
					Incl.	18.00	19.42	1.42	7.06
MND-04-04	1929	1424	320	-60		23.00	29.00	6.00	9.15
					Incl.	23.50	27.50	4.00	12.00
					Incl.	24.00	27.00	3.00	15.12
					Incl.	25.50	26.50	1.00	23.14
MND-04-05	1929	1424	Vertical	-90		24.10	28.33	4.23	8.41
					Incl.	26.00	28.33	2.33	12.07
MND-04-06	1934	1398	273	-60		35.72	36.07	0.35	9.40
MND-04-07	1927	1352	273	-60		37.83	42.83	5.00	1.13
					Incl.	37.83	39.33	2.00	1.60
MND-04-08	1950	1249	273	-60		No significant assays
MND-04-09	1957	1250	093	-60		44.35	46.71	2.36	0.40

*Holes MND-04-01 and MND-04-02 are not considered representative as they were sited on exposed iron formation with an unknown amount of erosion.  Additionally, core recovery of the first one to two metres of each whole consisted only of rubble.

Holes MND-04-01 to MND-04-07 were designed to test the down-dip potential of the surface gold mineralization discovered during the 2003 channel sampling program.   Holes MND-04-08 and MND-04-09 were geological step-out holes drilled on lake ice to intersect the iron formation about 200 metres south of the area of the 2003 channel sampling.  All holes were drilled on a combination of geological and geophysical targets with NQ diameter core. A diagrammatic representation of the drill hole collar locations, relationship to the iron formation and surface mineralization and two idealized cross-sections may be found http://www.commanderresources.com/gold/NR18/Rmapscreen.htm on the company’s website. The true thickness of the iron formation is 80-90% of the drilled width.

The iron formation in all holes consists of variable amounts of coarse garnet, amphibole and sulphide mineralization with local strong chlorite alteration, silicification and quartz flooding.  Sulphides include variable amounts of pyrrhotite and arsenopyrite with minor pyrite and chalcopyrite.

Due to deep snow cover and the company’s plan to complete some step-out drill testing on the frozen lake (currently underway), several priority land-based target areas at Malrok remain to be tested.   The targets to be drilled in the coming weeks include: 1) The immediate area of the 2003 channel samples on Malrok North; 2) down-dip extension of the high-grade drill intercepts reported in this news release; 3) the 800 metre extension of the iron formation to the northeast where grab samples from surface prospects included 23 g/t Au, 6.9 g/t Au and 5.6 g/t Au; and, 4) Malrok South where surface gold mineralization from channel sampling included 55 g/t Au / 1.0 metre.  Additionally, several new EM-Magnetic features will be followed up by geological mapping and drill-testing.

The summer portion of the field program has commenced. Detailed ground magnetic surveys, mapping and sampling are planned for the “Ridge Lake” prospect and the “Triangle Lake” prospect, 30 kilometres east and 10 kilometres southwest, respectively, from Malrok. Prospecting at Ridge Lake in 2003 discovered a 2.5 kilometre section of iron formation with a number of grab samples grading from 7.0 to 17 g/t Au. While gold is the primary focus of the current project, the geological belt also has potential to host base metals such as copper, zinc and nickel.  A 2500 line kilometre airborne EM-Mag survey was completed over a portion of the 140 km long belt to map out the iron formation as well as to locate EM and magnetic anomalies typical of base metal sulphides.  The geophysical results and local geology will be used to guide the regional prospecting program.

Core sampling and Analytical Procedures

Individual samples are sealed in plastic sample bags and packed into 15-20 kg fibre bags, securely closed and shipped by air to Deer Lake, Newfoundland, where they are picked up by Eastern Analytical Services and trucked to their laboratory in Springdale, Nfld.   All samples from the iron formation are coarsely ground with 250 gram splits pulverized to 150 mesh. A 30 gram pulp is then assayed by standard fire assay procedure. Samples from wall rocks surrounding the iron formation are crushed and pulverized as above, but only 15 grams are fire assayed for gold. 30 Element I.C.P. analyses are then completed for other metals and trace elements.

Due to the possibility of coarse free gold, all samples exceeding 1.0 gm/T Au are checked by the gravimetric assay procedure at Assayers Ltd. of Vancouver B.C. Laboratory performance is monitored by inserting duplicates and coarse field blanks into the sample stream.

The Qualified Person under National Instrument 43-101 for Commander Resources is Bernard H Kahlert, P.Eng.; the onsite Qualified Person running the Baffin Island project is Wesley Raven, P.Geo.   Mr. Kahlert has reviewed and verified the results and content of this release.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors

Kenneth Leigh

President & CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

                   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 20, 2004 TSX Venture Exchange: CMD Shares Issued: 24,738,783 News Release #04-19

FLOW THROUGH FINANCING

Commander Resources Ltd. (CMD-TSX Venture) is arranging a non-brokered private placement of up to 2,000,000 flow-through common shares at a price of $0.60 per share.

Finders’ fees of 6% of the gross proceeds may be payable in cash or shares and finder’s options on a portion of this placement.

The proceeds from the financing will be used primarily for exploration expenses on Baffin Island, Nunavut.

This financing is subject to acceptance by the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 30, 2004 TSX Venture Exchange: CMD Shares Issued: 24,778,783 News Release #04-20

Commander Resources Ltd. (CMD – TSX Venture) has issued 40,000 common shares to Black Bart Prospecting Inc. under the terms of an option agreement dated July 31, 2003, relating to the acquisition of a 100% interest in the Big Hill Property, Newfoundland.  The shares are subject to a hold period and may not be traded until December 1, 2004.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: August 5, 2004 TSX Venture Exchange: CMD Shares Issued: 26,398,783 News Release #04-21

DRILL TARGETS IDENTIFIED AT BIG HILL, NEWFOUNDLAND

Commander Resources Ltd. (CMD – TSX Venture) Coincident gold-in-soil and Induced Polarization (IP) anomalies have been outlined on the Company’s optioned Big Hill property, Newfoundland.  The property is located about 25 kilometres northeast of and along-strike with the structure hosting the Hammerdown Gold Deposit.  In 2002, Black Bart Prospecting Inc. discovered a high grade gold vein and staked the property.

In 1999, Commander’s predecessor company, Major General Resources Ltd., sold the Hammerdown Gold Deposit for $4 million to Richmont Mines Ltd. who successfully developed and mined it.  Ore was treated at their Nugget Pond mill, located 25 kilometres northeast of Big Hill property, across Green Bay.

Groundwork in late 2003 outlined a 250–300 metre long gold soil anomaly with elevated arsenic and copper trending northeast from the discovery vein.  Gold values in the anomalous area range from 27 to 657 ppb gold.  Background values in the survey area are less than 5 ppb gold.  A recently completed IP survey has outlined a 350 metre long chargeability anomaly coincident with the gold soil anomaly and extending 100 metres further northeast.  The southwestern end of the anomaly is open into the shallow waters of Western Bay.  The IP anomaly is of similar intensity to the anomaly over the Hammerdown-Rumbullion gold vein system.  Refer to the Company’s website for maps of the Big Hill property http://commanderresources.com/gold/bighillframe.htm

The IP survey outlined several other, slightly stronger northeast trending anomalies, one of which is associated with an arsenic soil anomaly.

Preliminary geological mapping on the dense brush and overburden covered property found limited outcrops. Some quartz veining with copper mineralization was noted, further mapping is planned.

The Company plans to test the coincident IP and gold soil anomalies with 2-3 drill holes later this year, with the possible assistance of the Junior Exploration Assistance Program of the Province of Newfoundland and Labrador.

Analytical Procedures

Individual samples are sealed in Kraft soil sample bags and packed in plastic bags and shipped by truck to Eastern Analytical Services in Springdale, Newfoundland.  All samples are sieved to minus 80 mesh.  Material is fire assayed for gold at half assay tonne.  30 Element I.C.P. analyses are then completed for other metals and trace elements.

The Qualified Person under National Instrument 43-101 overseeing the project for Commander Resources is Bernard H Kahlert, P.Eng.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: August 6, 2004 TSX Venture Exchange: CMD Shares Issued: 26,698,783 News Release #04-22

NON BROKERED FLOW-THROUGH FINANCING COMPLETED

Commander Resources Ltd. (CMD-TSX Venture) reports the private placement announced on July 20, 2004 has been completed.  A total of 1,920,000 flow-through common shares at a price of $0.60 per share were issued, of which 1,620,000 were issued on August 4, 2004 and 300,000 were issued on August 6, 2004.  The shares are subject to a four month hold period and may not be traded until December 5, 2004 and December 7, 2004 respectively.

Finders’ fees were paid in cash as follows:  Dundee Securities Corporation received $44,136 and Canaccord Capital Corporation received $10,800.

The proceeds from the financing will be used for exploration on the Company’s Baffin Island Project in Canada.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: August 16, 2004 TSX Venture Exchange: CMD Shares Issued: 26,698,783 News Release #04-23

SUMMARY REPORT OF SECOND QUARTER 2004

Commander Resources Ltd. (“the Company”) is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metals properties primarily in Canada.  The Company is currently focusing its exploration activities on Baffin Island and to a lesser extent on properties in Labrador, Newfoundland, British Columbia and New Brunswick.  The following is a summary of the interim financial statements and the management discussion and analysis (“MD&A”) for the six months ended June 30, 2004 both of which can be found on the Company’s website at www.commanderresources.com or on Sedar at www.sedar.com.

Mineral Properties

As at June 30, 2004, the Company's mineral properties carrying value was $6,758,106, an increase of $1,694,321 from December 31, 2003. For the six months ended June 30, 2004, the Company’s mineral property expenditures included $19,943 in acquisition costs and $1,681,873 in exploration costs. Deductions from mineral properties expenditures of $7,495 included recoveries from partners and assistance received under the Newfoundland Government’s Junior Exploration Assistance Program.

Exploration work commenced on the Qimmiq, Bravo Lake and Dewar Lake Properties on Baffin Island, Nunavut, in late May.  To June 30, 2004, approximately 2,800 line kilometres of airborne Magnetic and ElectroMagnetic surveys were completed on Qimmiq and portions of Bravo Lake at a cost of $204,137 and $68,046 respectively. In addition, selective ground geophysics at a cost of $98,047 and 18 diamond drill holes totalling about 1,300 metres at a cost of $887,765 were completed on Qimmiq during the period.

The Company reported assay results from the first nine drill holes of the 2004 drill program on the Malrok Zone, Qimmiq Project, Baffin Island, Nunavut. Intersections included 15.12 g/t Au over 3.0 metres in hole MND-04-04 and 8.41 g/t Au over 4.23 metres in hole MND-04-05. These intersections were 110 metres and 125 metres, respectively, down-dip from the 2003 channel samples and at depths of less than 30 metres from surface. A complete table of drill assay results can be found in the MD&A or the July 6, 2004 press release.

Selected Financial Information

The table below includes selected information from the interim financial statements for the six months ended June 30, 2004 and 2003. The interim financial statements were not reviewed by an Auditor. For more detailed information, please refer to the Company’s interim financial statements and notes included therein.

	For the Six months Ended
	June 30, 2004	June 30, 2003

Revenue	$82,266	$189,415
G&A expenses (less stock compensation expense)	$(474,258)	$(253,792)
Stock compensation expense*	$(560,243)	$-
G&A expenses (with stock compensation expense)	$(1,034,501)	$(253,792)
Loss for the period	$(535,613)	$(44,320)

Basic and diluted loss per share	$(0.02)	$(0.00)
Weighted average number of shares outstanding	23,687,675	17,633,619

Cash flow from operating activities	$1,101,501	$127,064
Cash flow applied to investing activities	$(1,138,811)	$(473,650)
Cash flow from financing activities	$1,364,471	$92,000

Cash and cash equivalents end of period	$1,259,411	$1,089,104

*Stock compensation expense is a non-cash expense and is a result of the new CICA accounting standard adopted in the fourth quarter of fiscal 2003.

Revenues for the period were $82,266 (2003 - $189,415) which included $19,250 in production interest and $63,016 in mineral property transactions. The Company’s $19,250 (2003 - $189,415) production interest revenue represented the final payment from the Hammerdown/Rumbullion Gold Deposit compared to six months of production revenue received in 2003. Mineral property transaction revenue of $63,016 (2003 - $Nil) was part of an on-going property transaction that should be finalized before year-end.

General and administrative expense of $1,034,501 (2003 - $253,792) represented a $780,709 increase over the comparative fiscal period. The increase was largely due to a $560,243 (2003 - $Nil) stock-based compensation expense.

Investor relations and promotion expense was $125,861 (2003 - $25,155) representing a $100,706 increase over 2003. During the period, the Company attended trade shows in Vancouver, Calgary, Toronto, New York and London. In addition, new corporate brochures were printed at a cost of $7,995 and a media video/interview segment was commissioned at a cost of $18,579.

Rent expense of $8,548 (2003 - $24,673) represented a $16,125 decrease from 2003. On March 1st, 2004, the Company moved into a new office located at 510 – 510 Burrard Street, Vancouver, B.C. and received free rent until July 1st to cover the Company’s moving and other relocation costs.  Office and miscellaneous expense of $44,917 (2003 - $22,963) included several one-time costs associated with the move.

For the six months ended June 30, 2004, the Company’s loss before taxes was $948,667 (2003 - $44,320).  A future income tax credit of $413,054 (2003 - $Nil) was recorded to reflect the renunciation of flow-through expenditures during the period. The resulting loss for the period was $535,613 (2003 - $44,320).

From the Company’s statement of cash flow for the period, cash and cash equivalents increased to $1,259,411. The increase in cash was attributed to the $1,364,471 received from share issuances in relation to the exercise of warrants and stock options. Cash requirements for the Company’s $1,681,521 in mineral property acquisition and exploration costs was largely funded through a $1,160,263 decrease in cash for exploration (flow through funds) and a $567,563 increase in accounts payable related to mineral properties. Subsequent to the end of the second quarter, these accounts were paid.

Liquidity

At June 30, 2004, the Company had $2,523,038 in working capital, which was sufficient to achieve the Company’s original budgeted exploration programs and corporate requirements for fiscal 2004.  After evaluating the preliminary mobilization and start-up costs and the drilling progress on Baffin Island, management increased the exploration budget by about $1,000,000. This increase will be funded by a $1.152 million dollar flow-through financing announced after the quarter end.  See Subsequent Events.

Subsequent Events

a)

On August 6, 2004, the Company completed a non-brokered private placement of 1,920,000 flow-through common shares at $0.60 per share of which 1,620,000 flow-through common shares were issued on August 4, 2004 and 300,000 flow-through common shares were issued on August 6, 2004. Finders’ fees of $54,936 were paid in cash. The shares are subject to a four month hold period and may not be traded until December 5, 2004 and December 7, 2004 respectively.

b)

Subsequent to June 30, 2004, the Company elected to proceed to the second term of the Big Hill, Newfoundland option agreement and issued 40,000 common shares to Black Bart Prospecting Inc. An interpretation of a recently completed Induced Polarization (“IP”) survey and groundwork from 2003 has outlined a prospective gold anomaly that is ready for drill testing. The 2003 groundwork outlined a 250 to 300 metres long gold soil anomaly with gold values ranging from 27 to 657 ppb gold. The IP survey outlined a 350 metres long chargeability anomaly coincident with the gold soil anomaly and extending a further 100 metres to the northeast.

c)

Subsequent to June 30, 2004, the Company issued 80,000 common shares for proceeds of $19,000 pursuant to the exercise of stock options.

On behalf of the Board of Directors,

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.

July 6, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

July 6, 2004

CCN Matthews Newswire Service

Vancouver Stock Stockwatch

Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander announced drill results from its Qimmiq Project, Baffin Island, Nunavut.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-18 a copy of which is attached hereto as Schedule "B".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of July, 2004.

COMMANDER RESOURCES LTD.

“Kenneth Leigh”

Kenneth E. Leigh
President

cc:

TSX Venture Exchange

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 6, 2004 TSX Venture Exchange: CMD Shares Issued: 24,451,117 News Release #04-18

COMMANDER INTERSECTS GOLD ON BAFFIN ISLAND

Vancouver, July 6, 2004 - Commander Resources Ltd. (CMD-TSX Venture) announces results from the first nine drill holes of the 2004 drill program on the Malrok Zone, Qimmiq Project, Baffin Island, Nunavut. Intersections included 15.12 g/t Au over 3.0 metres in hole MND-04-04 and 8.41 g/t Au over 4.23 metres in hole MND-04-05. These intersections were 110 metres and 125 metres, respectively, down-dip from the 2003 channel samples and at depths of less than 30 metres from surface.

The primary objective─to encounter near-surface high-grade gold mineralization down-dip from the high-grade surface samples─was a success.  The mineralizing system and the potential for high-grade gold remains open north, south and down-dip to the east from the current drilling.

This is the first drilling ever completed on the 140 kilometre long property which contains at least nine gold prospects hosted by a 1.9 billion year old “silicate-facies iron formation.”

To date, 20 holes have been completed at Malrok.  The current results are from the first nine holes:

	Grid Co-ordinates				Sample Assays
Hole #	East	North	Azimuth (geo)	Inclin-ation (0)		From (m)	To (m)	Interval Width (m)	Gold grade (g/t)
MND-04-01	1904	1510	320	-60		0.00	6.00	6.00	1.73*
MND-04-02	1881	1486	320	-60		3.00	6.00	3.00	1.10*
MND- 04-03	1937	1463	320	-60		17.00	19.42	2.42	4.72
					Incl.	18.00	19.42	1.42	7.06
MND-04-04	1929	1424	320	-60		23.00	29.00	6.00	9.15
					Incl.	23.50	27.50	4.00	12.00
					Incl.	24.00	27.00	3.00	15.12
					Incl.	25.50	26.50	1.00	23.14
MND-04-05	1929	1424	Vertical	-90		24.10	28.33	4.23	8.41
					Incl.	26.00	28.33	2.33	12.07
MND-04-06	1934	1398	273	-60		35.72	36.07	0.35	9.40
MND-04-07	1927	1352	273	-60		37.83	42.83	5.00	1.13
					Incl.	37.83	39.33	2.00	1.60
MND-04-08	1950	1249	273	-60		No significant assays
MND-04-09	1957	1250	093	-60		44.35	46.71	2.36	0.40

*Holes MND-04-01 and MND-04-02 are not considered representative as they were sited on exposed iron formation with an unknown amount of erosion.  Additionally, core recovery of the first one to two metres of each whole consisted only of rubble.

Holes MND-04-01 to MND-04-07 were designed to test the down-dip potential of the surface gold mineralization discovered during the 2003 channel sampling program.   Holes MND-04-08 and MND-04-09 were geological step-out holes drilled on lake ice to intersect the iron formation about 200 metres south of the area of the 2003 channel sampling.  All holes were drilled on a combination of geological and geophysical targets with NQ diameter core. A diagrammatic representation of the drill hole collar locations, relationship to the iron formation and surface mineralization and two idealized cross-sections may be found http://www.commanderresources.com/gold/NR18/Rmapscreen.htm on the company’s website. The true thickness of the iron formation is 80-90% of the drilled width.

The iron formation in all holes consists of variable amounts of coarse garnet, amphibole and sulphide mineralization with local strong chlorite alteration, silicification and quartz flooding.  Sulphides include variable amounts of pyrrhotite and arsenopyrite with minor pyrite and chalcopyrite.

Due to deep snow cover and the company’s plan to complete some step-out drill testing on the frozen lake (currently underway), several priority land-based target areas at Malrok remain to be tested.   The targets to be drilled in the coming weeks include: 1) The immediate area of the 2003 channel samples on Malrok North; 2) down-dip extension of the high-grade drill intercepts reported in this news release; 3) the 800 metre extension of the iron formation to the northeast where grab samples from surface prospects included 23 g/t Au, 6.9 g/t Au and 5.6 g/t Au; and, 4) Malrok South where surface gold mineralization from channel sampling included 55 g/t Au / 1.0 metre.  Additionally, several new EM-Magnetic features will be followed up by geological mapping and drill-testing.

The summer portion of the field program has commenced. Detailed ground magnetic surveys, mapping and sampling are planned for the “Ridge Lake” prospect and the “Triangle Lake” prospect, 30 kilometres east and 10 kilometres southwest, respectively, from Malrok. Prospecting at Ridge Lake in 2003 discovered a 2.5 kilometre section of iron formation with a number of grab samples grading from 7.0 to 17 g/t Au. While gold is the primary focus of the current project, the geological belt also has potential to host base metals such as copper, zinc and nickel.  A 2500 line kilometre airborne EM-Mag survey was completed over a portion of the 140 km long belt to map out the iron formation as well as to locate EM and magnetic anomalies typical of base metal sulphides.  The geophysical results and local geology will be used to guide the regional prospecting program.

Core sampling and Analytical Procedures

Individual samples are sealed in plastic sample bags and packed into 15-20 kg fibre bags, securely closed and shipped by air to Deer Lake, Newfoundland, where they are picked up by Eastern Analytical Services and trucked to their laboratory in Springdale, Nfld.   All samples from the iron formation are coarsely ground with 250 gram splits pulverized to 150 mesh. A 30 gram pulp is then assayed by standard fire assay procedure. Samples from wall rocks surrounding the iron formation are crushed and pulverized as above, but only 15 grams are fire assayed for gold. 30 Element I.C.P. analyses are then completed for other metals and trace elements.

Due to the possibility of coarse free gold, all samples exceeding 1.0 gm/T Au are checked by the gravimetric assay procedure at Assayers Ltd. of Vancouver B.C. Laboratory performance is monitored by inserting duplicates and coarse field blanks into the sample stream.

The Qualified Person under National Instrument 43-101 for Commander Resources is Bernard H Kahlert, P.Eng.; the onsite Qualified Person running the Baffin Island project is Wesley Raven, P.Geo.   Mr. Kahlert has reviewed and verified the results and content of this release.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors

Kenneth Leigh

President & CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

                   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Commander Resources Ltd..

510 – 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2: Date of Material Change

State the date of the material change.

July 20, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

July 20, 2004

Vancouver Stock Stockwatch

Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander announced a non-brokered private placement of up to 2,000,000 flow-through common shares at a price of $0.60 per share.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-19 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of July, 2004.

COMMANDER RESOURCES LTD.

“Kenneth Leigh”

Kenneth E. Leigh

President

cc:

TSX Venture Exchange

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 20, 2004 TSX Venture Exchange: CMD Shares Issued: 24,738,783 News Release #04-19

FLOW THROUGH FINANCING

Commander Resources Ltd. (CMD-TSX Venture) is arranging a non-brokered private placement of up to 2,000,000 flow-through common shares at a price of $0.60 per share.

Finders’ fees of 6% of the gross proceeds may be payable in cash or shares and finder’s options on a portion of this placement.

The proceeds from the financing will be used primarily for exploration expenses on Baffin Island, Nunavut.

This financing is subject to acceptance by the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Commander Resources Ltd..

510 – 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2: Date of Material Change

State the date of the material change.

July 30, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

July 30, 2004

Vancouver Stock Stockwatch

Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander issued 40,000 common shares to Black Bart Prospecting Inc. under the terms of an option agreement dated July 31, 2003, relating to the acquisition of a 100% interest in the Big Hill Property, Newfoundland.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-20 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of August, 2004.

COMMANDER RESOURCES LTD.

“Kenneth Leigh”

Kenneth E. Leigh

President

cc:

TSX Venture Exchange

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: July 30, 2004 TSX Venture Exchange: CMD Shares Issued: 24,778,783 News Release #04-20

Commander Resources Ltd. (CMD – TSX Venture) has issued 40,000 common shares to Black Bart Prospecting Inc. under the terms of an option agreement dated July 31, 2003, relating to the acquisition of a 100% interest in the Big Hill Property, Newfoundland.  The shares are subject to a hold period and may not be traded until December 1, 2004.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Commander Resources Ltd..

510 – 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2: Date of Material Change

State the date of the material change.

August 4, 2004 and August 6, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

August 6, 2004

Vancouver Stock Stockwatch

Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander completed a private placement and issued a total of 1,920,000 flow-through common shares at a price of $0.60 per share were issued, of which 1,620,000 were issued on August 4, 2004 and 300,000 were issued on August 6, 2004.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-22 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of August, 2004.

COMMANDER RESOURCES LTD.

“Kenneth Leigh”

Kenneth E. Leigh

President

cc:

TSX Venture Exchange

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: August 6, 2004 TSX Venture Exchange: CMD Shares Issued: 26,698,783 News Release #04-22

NON BROKERED FLOW-THROUGH FINANCING COMPLETED

Commander Resources Ltd. (CMD-TSX Venture) reports the private placement announced on July 20, 2004 has been completed.  A total of 1,920,000 flow-through common shares at a price of $0.60 per share were issued, of which 1,620,000 were issued on August 4, 2004 and 300,000 were issued on August 6, 2004.  The shares are subject to a four month hold period and may not be traded until December 5, 2004 and December 7, 2004 respectively.

Finders’ fees were paid in cash as follows:  Dundee Securities Corporation received $44,136 and Canaccord Capital Corporation received $10,800.

The proceeds from the financing will be used for exploration on the Company’s Baffin Island Project in Canada.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

COMMANDER RESOURCES LTD.

**Certificate of Interim Filings**
**during Transition Period**

I, Kenneth E. Leigh, President and Chief Executive Officer of Commander Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the interim period ending on June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

By: "Kenneth E. Leigh"
**Kenneth E. Leigh**
President and Chief Executive Officer

Suite 510, 510 Burrard Street, Vancouver, BC Canada V6C 3A8 Telephone 604.685.5254 Fax 604.685.2814
CMD – TSX Venture Exchange www.commanderresources.com

COMMANDER RESOURCES LTD.

**Certificate of Interim Filings**
**during Transition Period**

I, Michael Lee, Chief Financial Officer of Commander Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the interim period ending on June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

By: "Michael Lee"
**Michael Lee**
Chief Financial Officer

Suite 510, 510 Burrard Street, Vancouver, BC Canada V6C 3A8 Telephone 604.685.5254 Fax 604.685.2814
CMD – TSX Venture Exchange www.commanderresources.com

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Six Months Ended

June 30, 2004

(Financial Statements Not Reviewed by an Auditor)

COMMANDER RESOURCES LTD.

Balance Sheets
(Not Reviewed by an Auditor)

	June 30,	December 31,
	2004	2003
		(Audited)

ASSETS
Current assets
Cash and cash equivalents	$1,259,411	$-
Cash, exploration funds (Note 13)	733,065	1,893,328
Marketable securities (Note 3)	893,353	928,353
Accounts receivable	137,144	171,766
Due from related parties (Note 9)	6,066	35,134
Prepaid expenses (Note 4)	134,645	21,280
Bid deposits (Note 5)	-	330,642

Mineral properties (Note 6)	6,758,106	5,063,785
Property, plant and equipment (Note 7)	65,362	27,421
	$9,987,152	$8,471,709

LIABILITIES
Current liabilities
Cheques in excess of funds on deposit	$-	$67,750
Accounts payable and accrued liabilities	640,646	46,300
	640,646	114,050
Future income taxes	140,401	553,455
	781,047	667,505

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	21,074,341	19,630,960
Contributed surplus	9,449	9,449
Stock-based compensation (Note 8 (d))	643,564	149,431
Deficit	(12,521,249)	(11,985,636)
	9,206,105	7,804,204
	$9,987,152	$8,471,709

Nature of operations and going concern (Note 1)

Commitment (Note 10)

Subsequent Events (Note 14)

Approved by the Directors:	“Kenneth E. Leigh”	“William J. Coulter”
	Kenneth E. Leigh	William J. Coulter

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
(Not Reviewed by an Auditor)

	For the Three Months Ended		For the Six Months Ended

	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Revenue
Production interest	$-	$112,850	$19,250	$189,415
Mineral property transactions	62,788	-	63,016	-
	62,788	112,850	82,266	189,415

General and administrative expenses
Audit and accounting	13,567	9,502	28,687	21,045
Amortization	4,489	1,081	7,912	2,054
Annual report and meeting	815	8,483	7,542	9,409
Consultants	20,435	13,811	31,885	20,780
Investor relations and promotion	66,110	7,881	125,861	25,155
Legal	(680)	7,104	3,218	7,675
Office and miscellaneous	22,588	7,042	44,917	22,963
Regulatory fees	2,739	5,827	11,888	8,012
Rent and storage	1,902	11,367	8,548	24,673
Salaries and benefits	88,955	52,830	192,157	103,307
Stock-based compensation	393,358	-	560,243	-
Telephone	3,246	1,249	4,035	2,442
Transfer agent	3,447	2,637	7,608	6,277
	620,971

Loss before the undernoted	(558,183)	(15,964)	(952,235)	(64,377)

Administration fees	-	904	-	904
Investment income	9,467	8,586	17,740	19,905
Property investigation	415	(406)	(172)	(3,516)
Gain (loss) on sale of marketable securities	-	(90)	(14,000)	2,764

Loss before taxes	(548,301)	(6,970)	(948,667)	(44,320)

Future income taxes	380,046	-	413,054	-

Loss for the period	(168,255)	(6,970)	(535,613)	(44,320)

Deficit, beginning of period	(12,352,994)	(9,386,420)	(11,985,636)	(9,349,070)

Deficit, end of period	$(12,521,249)	$(9,393,390)	$(12,521,249)	$(9,393,390)

Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.02)	$(0.00)

Weighted average number of shares outstanding	24,485,287	17,728,830	23,687,675	17,633,619

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Not Reviewed by an Auditor)

	For the Three Months Ended		For the Six Months Ended

	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Cash provided from (used for):

Operating activities
Loss for the period	$(168,255)	$(6,970)	$(535,613)	$(44,320)
Items not involving cash:
Amortization	4,489	1,081	7,912	2,054
Gain (loss) on sale of marketable securities	-	90	14,000	(2,764)
Stock-based compensation	393,358	-	560,243	-
Future income taxes	(380,046)	-	(413,054)	-

	(150,454)	(5,799)	(366,512)	(45,030)
Net change in non-cash working capital items
Cash, exploration funds	1,067,545	-	1,160,263	-
Accounts receivable	(97,256)	17,527	34,622	161,346
Due from related parties	16,705	58,219	29,068	27,619
Prepaid expenses	(22,038)	3,367	(113,365)	2,136
Bid deposits	-	-	330,642	-
Accounts payable and accrued liabilities	92	(20,617)	26,783	(19,007)
	814,594	52,697	1,101,501	127,064

Investing activities
Proceeds from sale of marketable securities	-	89	21,000	7,165
Purchase of marketable securities	-	-	-	(39,000)
Note receivable	-	(1,308)	-	(4,366)
Mineral property acquisition and exploration costs	(1,553,593)	(124,912)	(1,681,521)	(172,654)
Accounts payable and accrued liabilities related to mineral properties	560,422	(7,881)	567,563	(260,995)
Purchase of equipment	(17,105)	(3,800)	(45,853)	(3,800)
	(1,010,276)	(137,812)	(1,138,811)	(473,650)

Financing activities
Shares issued for cash, net of issue costs	71,573	-	1,364,471	92,000

Increase (decrease) in cash and cash equivalents	(124,109)	(85,115)	1,327,161	(254,586)
Cash and cash equivalents, beginning of period	1,383,520	1,174,219	(67,750)	1,343,690
Cash and cash equivalents, end of period	$1,259,411	$1,089,104	$1,259,411	$1,089,104

Cash and cash equivalents is defined to include cash and cash equivalents less cheques in excess of funds on deposit.

Supplemental cash flow information (Note 12)

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

June 30, 2002

(Unaudited)

1.

Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources or ore reserves.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of ore reserves;

- the ability of the Company to obtain financing to complete development; and

- future profitable production from the properties or proceeds from disposition.

At June 30, 2004, the Company had incurred a deficit of $12,521,249 and had working capital of $2,523,038, which is sufficient to achieve the Company’s planned business objectives for fiscal 2004. However, the Company may require additional financing, if the Company elects to expand it’s current 2004 exploration programs and/or property commitments (see Subsequent Events).

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b)

Basis of presentation

The accompanying interim financial statements have not been reviewed by an Auditor and are prepared in accordance with GAAP in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2003.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended December 31, 2003.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

June 30, 2002

(Unaudited)

2.

Significant Accounting Policies (continued)

(c)

Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income. During the quarter, marketable securities were written down by $Nil. The quoted market value of marketable securities at June 30, 2004 was $1,665,853.

Included in marketable securities are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director and 1,720,000 common shares of Diamonds North Resources Ltd., a company related by virtue of another common director.

4.

Prepaid Expenses

Included in prepaid expenses is a $96,603 loan receivable from the Company’s drill contractor. The loan bears interest at Bank of Montreal prime lending rate plus 3% and is to be repaid by applying 50% of the invoices rendered by the drill contractor against the loan until the amount is repaid. Due to the anticipated short-term nature of the loan receivable, the Company has not classified this amount as a separate line item on the balance sheet. As at July 30, 2004, 55% of the loan has been repaid and it is anticipated that full repayment will occur by the end of the next quarter.

5.

Bid Deposits

In the prior fiscal year, the Company filed two applications with the Mining Recorder’s Office for prospecting permits in Nunavut and was required to provide a cash deposit of $330,642.  The Company elected to withdraw the applications and received a refund of the deposit less the application fee.

**COMMANDER RESOURCES LTD.**
*(Formerly Major General Resources Ltd.)*

Notes to Financial Statements
June 30, 2002
(Unaudited)

## 6. Mineral Properties

At June 30, 2004, the Company held mineral properties exclusively in Canada. Expenditures incurred on the mineral properties are as follows:

| | Sarah Lake | Green Bay | Adlatok 1 | Sally | Qimmiq | Dewar Lake | Bravo Lake | Other Properties | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2003 | $ 1,136,260 | $ 599,997 | $ 109,621 | $ 56,890 | $ 293,385 | $ 126,480 | $ 100,783 | $ 2,640,369 | $ 5,063,785 |
| Additions during the year: | | | | | | | | | |
| Acquisition costs: | - | - | - | - | 7,143 | - | - | 12,800 | 19,943 |
| Exploration costs: | | | | | | | | | |
| Administration | - | 248 | - | - | 11,695 | 151 | - | - | 12,094 |
| Drilling | - | - | - | - | 710,355 | 3,266 | 6,532 | 200 | 720,353 |
| Geochemistry | - | - | - | - | 14,406 | - | - | - | 14,406 |
| Geology | 3,650 | 1,061 | 5,338 | 2,358 | 155,089 | 14,200 | 20,213 | 12,347 | 214,256 |
| Geophysics -Airborne | - | - | - | - | 204,137 | - | 68,046 | 28,800 | 300,983 |
| Geophysics -Ground | 1,000 | - | - | - | 58,219 | 1,257 | 6,700 | 2,359 | 69,535 |
| Licences and fees | - | 1,056 | - | - | 49,396 | 32,689 | - | 5,986 | 89,127 |
| Mobilization/demob. | - | - | - | - | 246,287 | 1,421 | 2,768 | 142 | 250,618 |
| Permitting | - | - | - | - | 2,482 | - | - | - | 2,482 |
| Prospecting | - | - | - | - | 4,024 | - | 1,095 | - | 5,119 |
| Trenching | - | - | - | - | 207 | 53 | 2,640 | - | 2,900 |
| | 4,650 | 2,365 | 5,338 | 2,358 | 1,456,297 | 53,037 | 107,994 | 49,834 | 1,681,873 |
| Less: | | | | | | | | | |
| Recoveries | - | (3,163) | (2,282) | - | - | - | - | (2,050) | (7,495) |
| Net additions | 4,650 | (798) | 3,056 | 2,358 | 1,463,440 | 53,037 | 107,994 | 60,584 | 1,694,321 |
| Balance at June 30, 2004 | $ 1,140,910 | $ 599,199 | $ 112,677 | $ 59,248 | $ 1,756,825 | $ 179,517 | $ 208,777 | $ 2,700,953 | $ 6,758,106 |

### (a) Sarah Lake Joint Venture, Labrador

The Company owns a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. An option was granted to Falconbridge Limited ("Falconbridge") in 2001, requiring Falconbridge to incur $4,000,000 in exploration expenditures by 2006 to earn a 50% joint venture interest. On April 16, 2004, Donner Minerals, the operator of the joint venture, informed the Company that Falconbridge had elected to terminate the option.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

June 30, 2002

(Unaudited)

6.

Mineral Properties (continued)

 (b)

Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property. In the prior fiscal year, the Company sold four claim blocks within the Green Bay property (mineral exploration license 4870) to Richmont Mines Inc. (“Richmont”) in consideration for a royalty of $25 for each ounce of gold produced. Subsequent to the period, Richmont notified the Company that it would not be pursuing further exploration and at the election of the Company, Richmont will return the property.

(c)

Adlatok 1, Labrador

The Company owns a 59.5% interest in the Adlatok 1 property.

(d)

Sally, Labrador

The Company owns a 100% interest in the Sally property.

(e)

Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut.  Under the option agreement, the Company may earn 50% of BHP Billiton’s exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and  a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases.  If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(f)

Dewar Lake, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut.  Under the option agreement, the Company may earn a 100% interest in BHP Billiton’s exploration rights and interest by incurring $200,000 in expenditures on the property by December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton.  If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(g)

Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned in June. The Company may earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

June 30, 2002

(Unaudited)

6.

Mineral Properties (continued)

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

•

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

•

on nickel production, a 2% net smelter return royalty;

•

on diamonds, a 2% gross overriding royalty; and

•

on base metal production, a 1.5% net smelter return royalty.

(h)

Big Hill, Newfoundland

In February 2004, the Company completed an option agreement with Black Bart Prospecting Inc. whereby the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash, issue an aggregate of 200,000 common shares over four years (20,000 shares issued and see Subsequent Events) and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision.

(i)

Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%.  The Company has granted options on some of these properties.  The carrying values of those properties included under Other Properties at June 30, 2004 are as follows:

2004
British Columbia
Abe & Pal	$26,645
Tam	60,021
New Brunswick
Rio	855,962
Stewart	426,620
Nunavut
Talik	26,359
Newfoundland and Labrador
Big Hill	48,597
Sadie	1,362
Ontario
Dorothy	55,491
Matheson	14,213
McVean	8,558
Sabin	83,753
Quebec
Despinassy*	104,920
Yukon
Olympic, Rob	988,123
Rein	329
$2,700,953

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

June 30, 2002

(Unaudited)

6.

Mineral Properties (continued)

*On April 26, 2004, the Company reported that Cameco Corporation (“Cameco”), the Company’s Joint Venture Partner on the Despinassy, Quebec Project, entered into an Agreement with Alto Ventures Ltd. (Alto ventures”) for Cameco’s 70% interest in the Project. The Company waived it’s right of first refusal under the Joint Venture in consideration for the following:

•

100,000 common shares of Alto Ventures at a deemed price of $0.10 per share;

•

Alto Ventures shall carry the Company’s 30% Joint Venture obligations to a maximum of  $150,000; and

•

the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw the Agreement with Cameco.

7.

Property, Plant and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$ 55,074	$ 46,567	$ 8,507
Computer equipment	118,886	88,155	30,731
Leasehold improvements	28,293	2,169	26,124

	$ 202,253	$ 136,891	$ 65,362

8.

Share Capital

(a)

Authorized:

100,000,000 common shares without par value.

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2003	21,623,730	$19,630,960

Issued for cash:
Exercise of warrants	2,426,888	1,232,988

Issued for cash and other consideration:
Exercise of options, for cash	588,165	131,483
Exercise of options, stock-based compensation		66,110
For mineral property	20,000	12,800

Balance, June 30, 2004	24,658,783	$21,074,341

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

June 30, 2002

(Unaudited)

8.

Share Capital (continued)

(c)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.  Under the Company’s Stock Option Plan, the Company may grant options for the purchase of up to 4,847,623 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. At June 30, 2004, the Company had stock options outstanding for the purchase of 2,656,667 common shares with an average remaining contractual life of 4.22 years, of which 2,146,667 stock options are exercisable at June 30, 2004.

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2003	1,676,832	$0.22

Granted	1,568,000	$0.55
Exercised	(588,165)	$0.21

Outstanding at June 30, 2004	2,656,667	$0.42

The following summarizes information about stock options outstanding at June 30, 2004:

Number of Shares	Exercise Price	Expiry Date

27,665	$0.23	December 14, 2004
179,332	$0.23	September 11, 2006
50,000	$0.17	December 19, 2007
460,004	$0.20	January 23, 2008
291,666	$0.26	August 20, 2008
5,000	$0.45	September 10, 2008
75,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
808,000	$0.56	May 18, 2009
10,000	$0.62	May 26, 2009

Subsequent to June 30, 2004, the Company cancelled 10,000 stock options with an exercise price of $0.62 per share and expiry date of May 26, 2009.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

June 30, 2002

(Unaudited)

8.

Share Capital (continued)

(d)

Stock-Based Compensation

In the fourth quarter of fiscal 2003, the Company adopted the CICA released amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Prior to the adoption, the Company disclosed the effects of accounting for stock-based compensation only to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note. In the prior year, the pro-forma disclosed stock-based compensation expense for the six months ended June 30, 2004 was $115,152.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at June 30, 2004:

Risk-free interest rate	2.66%
Expected dividend yield	-
Expected stock price volatility	112.77%
Expected option life in years	3.20

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period.

(e)

Warrants

The following summarizes information about warrants outstanding at June 30, 2004:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued	Exercised	Expired	Outstanding at June 30, 2004
$0.505	February 28, 2004	2,388,888	-	2,388,888	-	-

$0.70	December 2, 2004	1,865,000	-	38,000	-	1,827,000

$0.70	December 2, 2004	23,800	-	-	-	23,800

$0.70	December 10, 2004	1,635,000	-	-	-	1,635,000

$0.70	December 10, 2004	54,600	-	-	-	54,600
		5,967,288	-	2,426,888	-	3,540,400

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

June 30, 2002

(Unaudited)

8.

Share Capital (continued)

(f)

Agents’ Options

The following summarizes information about Agents’ Options outstanding at June 30, 2004:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued	Exercised	Expired	Outstanding at June 30, 2004

$0.70	December 2, 2004	119,500	-	-	-	119,500

$0.70	December 10, 2004	77,700	-	-	-	77,700
		197,200	-	-	-	197,200

9.

Related Party Transactions

In addition to the marketable securities disclosed in Note 3, the Company has the following related party transactions and balances:

(a)

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $6,066 owed by those companies for shared administrative expenses.

(b)

The Company paid or accrued legal fees in the aggregate of $537 to a personal law corporation owned by an officer of the Company.

10.

Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010.  The Company moved into the premises on March 1, 2004. The cost of the entire premises is shared amongst several companies in proportion to the area occupied.  Some of the companies are related by virtue of common directors. The Company’s proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

11.

Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period were derived from a production interest, which was earned in Canada.

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

Notes to Financial Statements

June 30, 2002

(Unaudited)

12.

Supplemental Cash Flow Information

Significant non-cash operating, investing and financing activities:

Investing activities:
Shares issued for mineral property	$12,800

Investing activities:
Stock-based compensation	$66,110

Other cash flow information:
Interest received	$5,716

13.

Income Taxes

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration.  The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at December 31, 2003 and which are held in trust for such expenditures.  As at June 30, 2004 the amount of flow-through proceeds remaining to be expended is $733,065.

14.

Subsequent Events

(a)

On August 6, 2004, the Company completed a non-brokered private placement of 1,920,000 flow-through common shares at $0.60 per share of which 1,620,000 flow-through common shares were issued on August 4, 2004 and 300,000 flow-through common shares were issued on August 6, 2004. Finders’ fees of $54,936 were paid in cash. The shares are subject to a four month hold period and may not be traded until December 5, 2004 and December 7, 2004 respectively.

(b)

Subsequent to June 30, 2004, the Company elected to proceed with the second term of the Big Hill, Newfoundland option agreement and issued 40,000 common shares to Black Bart Prospecting Inc.

(c)

Subsequent to June 30, 2004, the Company issued 80,000 common shares for proceeds of $19,000 pursuant to the exercise of stock options.

Management Discussion and Analysis

For the Six Months Ended June 30, 2004

Form 51-102F1

__________________________________________________________________________________

Description of Business and Report Date

Commander Resources Ltd. (“the Company”) is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties primarily in Canada.  The Company is currently focusing its exploration activities on Baffin Island and to a lesser extent on properties in Labrador, Newfoundland, British Columbia and New Brunswick.  The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim financial statements and the notes thereto for the six months ended June 30, 2004.

This interim Management Discussion and Analysis (“MD&A”) is an update to the Company’s annual MD&A for the year ended December 31, 2003. The information in this interim MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of the date of this interim MD&A, July 30th, 2004 (the “Report Date”).

Highlights for the Quarter Ended June 30, 2004

*

On April 14th, a Board Resolution was passed appointing Kenneth Leigh as CEO of the Company.  William Coulter remains Chairman of the Board.

*

On April 16th, Donner Minerals notified the Company that Falconbridge was terminating its option on the South Voisey Bay Joint Venture in which the Company has a 48% interest.

*

On April 26th, the Company entered into an agreement with Alto Ventures Ltd. (“Alto Ventures”) whereby the Company agreed to waive its Right of First Refusal for Cameco Corporation’s (“Cameco”) 70% interest in the Despinassy Gold Property, Quebec.   In return, Alto Ventures agreed to provide the Company with 100,000 treasury shares of Alto Ventures and to carry the Company’s 30% interest in the Property for $150,000 in expenditures for 2 years.

*

On May 18th, the Company reported that a strong geophysical conductor was identified on each of the Sally and Adlatok 1 properties In Labrador.

*

Exploration work commenced on the Qimmiq, Bravo Lake and Dewar Lake Properties on Baffin Island, Nunavut, in late May.  To June 30, 2004, approximately 2,800 line kilometres of airborne Magnetics and ElectroMagnetics were completed on Qimmiq and portions of Bravo Lake. In addition, selective ground geophysics and 18 diamond drill holes totalling about 1,300 metres were completed on Qimmiq during the period.

Management continues to seek quality partners for the Company’s portfolio of copper-gold, gold and base metal properties. Currently, the Company is in discussion with potential partners regarding it’s British Columbia copper-gold properties and Labrador nickel properties.

Subsequent to the quarter end, on July 6, 2004, the Company reported assay results from the first nine drill holes of the 2004 drill program on the Malrok Zone, Qimmiq Project, Baffin Island, Nunavut. Intersections included 15.12 g/t Au over 3.0 metres in hole MND-04-04 and 8.41 g/t Au over 4.23 metres in hole MND-04-05. These intersections were 110 metres and 125 metres, respectively, down-dip from the 2003 channel samples and at depths of less than 30 metres from surface. A complete table of drill assay results may be found under Qimmiq Exploration Results.

The Company originally budgeted $2,300,000 for the 2004 exploration programs on Baffin Island. Mobilization costs for the project were higher than anticipated and additional coverage was included in the airborne survey. Subsequent to the period, management decided to increase the program budget by approximately $1,000,000 to cover these added costs and to allow for additional drilling on the Malrok prospect area.

At June 30, 2004, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company's properties are tabulated and discussed in more detail below.

| | Sarah Lake | Green Bay | Adlatok 1 | Sally | Qimmiq | Dewar Lake | Bravo Lake | Other Properties | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2003 | $ 1,136,260 | $ 599,997 | $ 109,621 | $ 56,890 | $ 293,385 | $ 126,480 | $ 100,783 | $ 2,640,369 | $ 5,063,785 |
| Additions during the year: | | | | | | | | | |
| Acquisition costs: | - | - | - | - | 7,143 | - | - | 12,800 | 19,943 |
| Exploration costs: | | | | | | | | | |
| Administration | - | 248 | - | - | 11,695 | 151 | - | - | 12,094 |
| Drilling | - | - | - | - | 710,355 | 3,266 | 6,532 | 200 | 720,353 |
| Geochemistry | - | - | - | - | 14,406 | - | - | - | 14,406 |
| Geology | 3,650 | 1,061 | 5,338 | 2,358 | 155,089 | 14,200 | 20,213 | 12,347 | 214,256 |
| Geophysics -Airborne | - | - | - | - | 204,137 | - | 68,046 | 28,800 | 300,983 |
| Geophysics -Ground | 1,000 | - | - | - | 58,219 | 1,257 | 6,700 | 2,359 | 69,535 |
| Licences and fees | - | 1,056 | - | - | 49,396 | 32,689 | - | 5,986 | 89,127 |
| Mobilization/demob. | - | - | - | - | 246,287 | 1,421 | 2,768 | 142 | 250,618 |
| Permitting | - | - | - | - | 2,482 | - | - | - | 2,482 |
| Prospecting | - | - | - | - | 4,024 | - | 1,095 | - | 5,119 |
| Trenching | - | - | - | - | 207 | 53 | 2,640 | - | 2,900 |
| | 4,650 | 2,365 | 5,338 | 2,358 | 1,456,297 | 53,037 | 107,994 | 49,834 | 1,681,873 |
| Less: | | | | | | | | | |
| Recoveries | - | (3,163) | (2,282) | - | - | - | - | (2,050) | (7,495) |
| Net additions | 4,650 | (798) | 3,056 | 2,358 | 1,463,440 | 53,037 | 107,994 | 60,584 | 1,694,321 |
| Balance at June 30, 2004 | $ 1,140,910 | $ 599,199 | $ 112,677 | $ 59,248 | $ 1,756,825 | $ 179,517 | $ 208,777 | $ 2,700,953 | $ 6,758,106 |

**Qimmiq, Baffin Island Nunavut**

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold and base metals on Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. A four month exploration program commenced in late May 2004 and is on-going. The principal target on the property is gold mineralization hosted within a Proterozoic-age (1800 million years old) iron formation sequence; however, potential also exists on the property for Broken Hill-Type Zn-Ag deposits. The project includes detailed geological mapping, prospecting, airborne and ground Electromagnetic ("EM") and Magnetic ("Mag") geophysical surveys to follow up known surface gold occurrences and locate new gold and base metal prospects. A diamond drill program on two initial target areas – Malrok and Ridge Lake, is a major component of the program and is on-going.

*Qimmiq Exploration Program*

At June 30, 2004, Suisse Diamond Drilling, the Company's drill contractor completed about 1,400 metres of drilling consisting of 18 drill holes at depths varying from 70 to 150 metres. Subsequent to the period, an additional 1,600 metres (total 3,000 metres) of drilling in 16 drill holes (total 34 drill holes) was completed.

A 2,100 line kilometre helicopter airborne ElectroMagnetic ("EM") and Magnetic ("Mag") geophysical survey was flown by Fugro Airborne Survey Corp. The EM-Mag survey was flown on north-south lines spaced 150 metres apart. Two small areas of the survey block were flown on lines spaced 75 metres apart to provide better resolution. Preliminary data from the EM-Mag survey indicates that the iron formation can be mapped using the data.

A ground Horizontal Loop Electromagnetic Survey ("HLEM") geophysical survey was conducted to detail the iron formation on the Malrok Prospect area as a guide to the drilling program. The survey utilized a 50 metre cable which provided depth detection to a depth of 25 metres.

**Table 1 – Proposed vs. Actual Expenditures for Qimmiq**

| | Proposed | Actual | Variance |
|---|---|---|---|
| Administration | $ 10,000 | $ 11,695 | $ (1,695) |
| Drilling | 1,500,000 | 887,765 | 612,235 |
| Geochemistry | 100,000 | 53,732 | 46,268 |
| Geology | 25,000 | 194,415 | (169,415) |
| Geophysics -Airborne | 240,000 | 204,137 | 35,863 |
| Geophysics -Ground | 100,000 | 98,047 | 1,953 |
| Permitting | - | 2,482 | (2,482) |
| Prospecting | 25,000 | 4,024 | 20,976 |
| | $ 2,000,000 | $ 1,456,297 | $ 543,703 |

*Qimmiq Exploration Results*

Subsequent to the quarter end, on July 6, 2004, the Company reported results from the first nine drill holes of the 2004 drill program on the Malrok Zone. Drill core samples were processed by Eastern Analytical Services of Newfoundland. Check assays by gravimetric methods were done at Assayers Ltd., Vancouver, BC.

## Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on sixteen Nunavut Prospecting Permits located on Baffin Island, Nunavut. Following the 2003 program, the property was reduced to three Prospecting Permits.

*Dewar Lake Exploration Program*

The Company proposed a $100,000 exploration program for 2004 as outlined in the table below. The program will concentrate on prospecting and sampling the “ST” prospect and identifying new gold prospects. The Company has incurred $3,266 in pre-drilling costs although drilling may not be done this year. Split between geochemistry, geology and geophysics is $32,689 relating to a bond placed in lieu of work which may be recovered on the filing of assessment work. The amount was not part of the original budget but is included as an actual cost to the exploration program.

**Table 2 – Proposed vs. Actual Expenditures for Dewar Lake**

| | Proposed | Actual | Variance |
|---|---|---|---|
| Administration | $ 5,000 | $ 151 | $ 4,849 |
| Drilling | - | 3,266 | (3,266) |
| Geochemistry | 15,000 | - | 15,000 |
| Geology | 25,000 | 25,569 | (569) |
| Geophysics | 10,000 | 12,681 | (2,681) |
| Prospecting | 45,000 | 11,370 | 33,630 |
| | $ 100,000 | $ 53,037 | $ 46,963 |

*Dewar Lake Exploration Results*

The Company is in the early stage of the program and does not have any exploration results to report.

**Bravo Lake, Nunavut**

In August 21, 2003, the Company entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits on Baffin Island, Nunavut. For 2004, management plans to follow up the 2003 results from the "Triangle Lake" prospect and the "2369" prospect. The property was covered by approximately 700 line kilometres airborne ElectroMagnetic and Magnetic geophysical survey in the Spring of 2004. Ground geophysics, detailed geological mapping and prospecting will be used to follow-up anomalies in order to prioritize targets for drilling either in 2004 or 2005.

*Bravo Lake Exploration Program*

The Company proposed a $200,000 exploration program as outlined in the table below.

**Table 3 – Proposed vs. Actual Expenditures for Bravo Lake**

| | Proposed | Actual | Variance |
|---|---|---|---|
| Administration | $ 5,000 | $ - | $ 5,000 |
| Drilling | - | 6,532 | (6,532) |
| Geochemistry | 20,000 | - | 20,000 |
| Geology | 20,000 | 20,213 | (213) |
| Geophysics -Airborne | 60,000 | 68,046 | (8,046) |
| Geophysics -Ground | 50,000 | 12,108 | 37,892 |
| Prospecting | 45,000 | 1,095 | 43,905 |
| | $ 200,000 | $ 107,994 | $ 92,006 |

The Company is in the early stage of the program and does not have any exploration results to report.

Management Discussion and Analysis

For the Six Months Ended June 30, 2004

Form 51-102F1

__________________________________________________________________________________

Adlatok 1, Labrador

The Adlatok 1 project, which adjoins the Company’s Sarah Lake Property, consists of 100 claims. The Company is the operator and has a 59.5% interest in the project.

Adlatok 1 Exploration Program

For 2004, a large loop electromagnetic survey was proposed to identify potential nickel targets for drill testing.

Sally, Labrador

The Sally project, which adjoins the Company’s Sarah Lake Property, is 100% owned by the Company and consists of 36 claims. The Property lies adjacent to Adlatok 1.

Sally Exploration Program

For 2004, a large loop electromagnetic survey was proposed to identify potential nickel targets for drill testing.  The Company is seeking a partner to advance the Property.

Results of Operations

-For the Three Months Ended June 30, 2004

Included in prepaid expenses was a $96,603 loan receivable from the Company’s drill contractor, Suisse Diamond Drilling (“Suisse”). The loan bears interest at Bank of Montreal prime lending rate plus 3% and is to be repaid by applying 50% of the invoices rendered by Suisse against the loan until the amount is repaid. Due to the anticipated short-term nature of the loan receivable, the Company has not classified this amount as a separate line item on the balance sheet. As at July 30, 2004, 55% of this loan had been repaid and it is anticipated that full repayment will occur before the end of the next quarter.

Mineral property transaction revenue of $62,788 relates to a one-time transaction with third parties related to an ongoing property transaction. The Company anticipates that an agreement will be finalized before year end.

Stock-based compensation expense of $393,358 was related to the vesting of stock options granted in 2003 ($32,400) and the 808,000 stock options granted on May 19, 2004 ($360,958). This compensation is a non-cash expense and is a result of the new CICA accounting standard adopted in the fourth quarter of fiscal 2003.

From the Company’s statement of cash flow for the three months ended June 30, 2004, cash and cash equivalents decreased $124,109 to $1,259,411. Cash requirements for the Company’s $1,553,593 in mineral property acquisition and exploration was largely funded through a $1,067,545 decrease in cash for exploration (flow through funds) and a $560,422 increase in accounts payable related to mineral properties. Subsequent to the quarter, these payables were paid.

-The Three Months Ended June 30, 2004 compared with the Three Months Ended March 31, 2004

During the current quarter, the Company did not receive revenue from the production interest in the Hammerdown/Rumbullion Gold Deposit compared to $19,250 received in the previous quarter. The previous quarter included the final payment from the sale of the Hammerdown/Rumbullion Gold Deposit to Richmont Mines Inc.

Consulting expense of $20,435 (Q1 2004 - $11,450) for the current quarter included additional costs for a part-time corporate consultant who was assisting the new President with corporate communications.

Management Discussion and Analysis

For the Six Months Ended June 30, 2004

Form 51-102F1

__________________________________________________________________________________

Salaries and benefits expense of $88,955 (Q1 2004 - 103,202) was a decrease from the previous quarter largely due to a signing bonus paid during the previous quarter to the new President to facilitate vacating his former position early.

In the previous quarter, there was a $14,000 loss on sale of marketable securities which related to the disposition of 70,000 common shares, described in greater detail under the Related Party Transactions section below.

-The Six Months Ended June 30, 2004 compared with the Six Months Ended June 30, 2003

Revenues for the six month ended June 30, 2004 were $82,266 (2003 - $189,415) which included $19,250 in production interest and $63,016 in mineral property transactions. The Company’s $19,250 (2003 - $189,415) production interest revenue represented the final payment from the Hammerdown/Rumbullion Gold Deposit compared to six months of production revenue received in 2003. Mineral property transaction revenue of $63,016 (2003 - $Nil) is part of an on-going property transaction that should be finalized before year-end.

General and administrative expense of $1,034,501 (2003 - $253,792) represented a $780,709 increase over the comparative fiscal period. The increase was largely due to $560,243 (2003 - $Nil) stock-based compensation expense. The remaining increase was largely attributed to investor relations and promotion, office and miscellaneous, and salaries and benefits.

Investor relations and promotion expense was $125,861 (2003 - $25,155) representing a $100,706 increase over 2003. During the period, the Company attended trade shows in Vancouver, Calgary, Toronto, New York and London. In addition, new corporate brochures were printed at a cost of $7,995 and a media video/interview segment was commissioned at a cost of $18,579.

Rent expense of $8,548 (2003 - $24,673) represented a $16,125 decrease from 2003. On March 1st, 2004, the Company moved into a new office located at 510 – 510 Burrard Street, Vancouver, B.C. and received free rent until July 1st to cover the Company’s moving and other relocation costs.  Office and miscellaneous expense of $44,917 (2003 - $22,963) included several one-time costs associated with the move.

For the six months ended June 30, 2004, the Company’s loss before taxes was $948,667 (2003 - $44,320).  A future income tax credit of $413,054 (2003 - $Nil) was recorded to reflect the renunciation of flow-through expenditures during the period. The resulting loss for the period was $535,613 (2003 - $44,320).

During the period, the Company did not pay cash dividends to shareholders and does not anticipate paying cash dividends during the balance of fiscal 2004.

Management Discussion and Analysis

For the Six Months Ended June 30, 2004

Form 51-102F1

__________________________________________________________________________________

Summary of Quarterly Results, the Three Months Ended:

	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30
	2002	2002	2003	2003	2003	2003	2004	2004

Mineral expenditures, net	$134,722	$140,471	$47,742	$124,912	$619,428	$73,699	$127,928	$1,553,593

Revenues	$155,063	$90,621	$76,565	$112,850	$107,190	$81,360	$19,478	$62,788
G&A (incl. stock comp.)	$132,433	$144,004	$124,978	$128,814	$145,355	$332,928	$413,530	$620,971
Stock comp. expense	$587	$1,089	$-	$-	$-	$163,919	$166,885	$393,358
G&A (less stock comp.)	$131,846	$142,915	$124,978	$128,814	$145,355	$169,009	$246,645	$227,613
Income (loss)	$18,750	$(166,258)	$(37,350)	$(6,970)	$(83,012)	$(2,502,509)	$(367,358)	$(168,255)

Income (loss) per share
-basic and diluted	$-	$(0.01)	$-	$-	$(0.01)	$(0.14)	$(0.02)	$(0.01)

Weighted avg. common
shares outstanding
-basic and diluted	16,702,058	16,860,039	17,537,349	17,633,619	17,677,629	18,004,378	22,890,063	24,485,287

The Company’s predominant exploration project on Baffin Island, Nunavut is subject to seasonal conditions and as such the majority of the Company’s exploration expenditures will be incurred during the second and third quarters of 2004. The Company’s net mineral expenditures for the current quarter were $1,553,593 which included the airborne and drill program conducted on the Qimmiq Project on Baffin Island.

General and administrative expenses for the three most recent quarters were high due to the stock-based compensation expense of $393,358 (Q1 2004 - $166,885; Q4 2003 - $163,919). This compensation is a non-cash expense and is a result of the new CICA accounting standard adopted in the fourth quarter of fiscal 2003. Adjusted general and administrative expenses without stock-based compensation expense were $227,613 (Q1 2004 - $246,645; Q4 2003 - $169,009) which is more representative of the Company’s normal operations. For the last two quarters, higher general and administrative expenses reflected increased investor relations activity in promoting the company’s activities and overlap cost for the transition of the new President.

Liquidity

At June 30, 2004, the Company had $2,523,038 in working capital, which was sufficient to achieve the Company’s original budgeted exploration programs for fiscal 2004.  After evaluating the preliminary mobilization and start-up costs and the drilling progress on Baffin Island, management elected to increase the exploration budget by about $1,000,000. This increase will be funded by the $1.1 million dollar flow-through financing announced after the quarter end.  See Subsequent Events.

The Company does not have sufficient revenue to cover operating costs and relies on equity financings to meet its cash requirements. In February, 2,388,888 warrants were exercised for proceeds of $1,206,388 and during the current quarter an additional 38,000 warrants were exercised for proceeds of $26,600. In addition 588,165 stock options have been exercised for proceeds of $131,483.  See Subsequent Events.

Management Discussion and Analysis

For the Six Months Ended June 30, 2004

Form 51-102F1

__________________________________________________________________________________

Capital Resources

The Company does not have any pre-arranged equity financings other than the non-brokered private placement as described in the Subsequent Events. Future sources of equity financing may be available through brokered and non-brokered private placements during the normal course of business. The Company does not have any debt facility or arrangements in place.

In addition to the mineral property commitments disclosed in the 2003 Annual MD&A, the Company entered into an option agreement with Black Bart Prospecting Inc. on the Big Hill property in Newfoundland. To maintain the option agreement in good standing, the Company must spend a minimum of $30,000 (met) by July 31st, 2004. Subsequent to the quarter, the Company elected to continue into the second year of the option agreement and issued 40,000 common shares to Black Bart Prospecting Inc. The second year expenditure commitment is $75,000 before July 31, 2005.

Off-Balance Sheet Arrangements

There were no significant changes in Off-Balance Sheet Arrangements from the 2003 Annual MD&A.

Related Party Transactions

Included in marketable securities are 1,720,000 common shares of Diamonds North Resources Ltd. (“Diamonds North”), a company related by a common director, Bernard Kahlert.  Diamonds North was incorporated in British Columbia for the purpose of the arrangement and split of assets of Major General Resources Ltd., predecessor of the Company. As part of the Company’s 2002 reorganization, the Company granted the President of Diamonds North an option to purchase 70,000 shares of Diamonds North at a price of $0.30 per share for a two-year period, which expired on March 18, 2004. During the quarter, the President of Diamonds North exercised the entire option.

The Company shares certain administrative costs with four other companies related by virtue of common directors.  Included in accounts receivable is an aggregate of $6,066 owed by those companies for shared administrative expenses.

A Personal Law Corporation owned by Maynard Brown, an officer of the Company, provided legal services to the Company.  During the period, the Company paid or accrued legal fees to the related party in the aggregate of $537.

Critical Accounting Estimates

There was no significant change in Critical Accounting Estimates from the 2003 Annual MD&A.

Changes in Accounting Polices

During the period, the Company adopted the CICA EIC 146 “Flow-Through Shares” which defines when a company should recognize the tax effect related to the renounced deductions and requires the recognition of previously unrecorded future income tax assets caused by the renouncement of expenditures relating to flow-through shares. The adoption of the EIC 146 resulted in future income tax credits of $413,054.

Financial Instruments

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income. During the quarter, no amount was charged to income. The quoted market value of marketable securities at June 30, 2004 was $1,665,853.

Management Discussion and Analysis

For the Six Months Ended June 30, 2004

Form 51-102F1

__________________________________________________________________________________

Other MD&A Requirements

Additional information relating to the Company, including the Company’s most recent Annual Information Form, is available on SEDAR at www.sedar.com.

From the statement of operation, a breakdown of “Investor Relations and Promotion” expense:

Administration	$1,752
Conferences and trade shows	63,124
Consulting	1,875
Media	31,733
Promotion and advertising	27,377
$125,861

As at the Report Date, the Company had 26,698,783 issued common shares outstanding and the following unexercised stock options, warrants and agents’ options:

-Stock Options

Expiry Date	Exercise Price	Number of Shares
December 14, 2004	$0.23	27,665
September 11, 2006	$0.23	179,332
December 19, 2007	$0.17	50,000
January 23, 2008	$0.20	430,004
August 20, 2008	$0.26	241,666
September 10, 2008	$0.45	5,000
December 18, 2008	$0.50	75,000
January 21, 2009	$0.53	700,000
February 19, 2009	$0.64	50,000
May 18, 2009	$0.56	808,000

		2,566,667

-Warrants

Expiry Date	Exercise Price	Number of Shares
December 2, 2004	$0.70	1,827,000
December 2, 2004	$0.70	23,800
December 10, 2004	$0.70	1,635,000
December 10, 2004	$0.70	54,600
		3,540,400

-Agents’ Options

Expiry Date	Exercise Price	Number of Shares
December 2, 2004	$0.70	119,500
December 10, 2004	$0.70	77,700
		197,200

Management Discussion and Analysis

For the Six Months Ended June 30, 2004

Form 51-102F1

__________________________________________________________________________________

Subsequent Events

a)

On August 6, 2004, the Company completed a non-brokered private placement of 1,920,000 flow-through common shares at $0.60 per share of which 1,620,000 flow-through common shares were issued on August 4, 2004 and 300,000 flow-through common shares were issued on August 6, 2004. Finders’ fees of $54,936 were paid in cash. The shares are subject to a four month hold period and may not be traded until December 5, 2004 and December 7, 2004 respectively.

b)

Subsequent to June 30, 2004, the Company elected to proceed to the second term of the Big Hill, Newfoundland option agreement and issued 40,000 common shares to Black Bart Prospecting Inc. An interpretation of a recently completed Induced Polarization (“IP”) survey and groundwork from 2003 has outlined a prospective gold anomaly that is ready for drill testing. The 2003 groundwork outlined a 250 to 300 metres long gold soil anomaly with gold values ranging from 27 to 657 ppb gold. The IP survey outlined a 350 metres long chargeability anomaly coincident with the gold soil anomaly and extending a further 100 metres to the northeast.

c)

Subsequent to June 30, 2004, the Company issued 80,000 common shares for proceeds of $19,000 pursuant to the exercise of stock options.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: August 26, 2003

/s/  Kenneth E. Leigh

By:___________________________

      Kenneth E. Leigh, President